UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 11-K

                          ANNUAL REPORT
                 PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934



(Mark One)

(X)  Annual Report Pursuant to Section 13 or Section 15(d) of the
     Securities Exchange Act of 1934

              For the Year Ended:  January 31, 1999

                                or

(  ) Transition Report Pursuant to Section 13 or 15(d) of the
     Securities Exchange Act of 1934 For the transition period from _____________________ to _______________________


Commission File Number:  333-27813

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                 SAKS INCORPORATED EMPLOYEE STOCK
                          PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Saks Incorporated (formerly Proffitt's, Inc.)
                       750 Lakeshore Drive
                        Birmingham AL 35211


                            SIGNATURES


     The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934 the delegate of the Administrator has duly caused this annual report to be signed on behalf by the undersigned hereunto duly authorized.

                              SAKS INCORPORATED EMPLOYEE STOCK
                              PURCHASE PLAN


                                   /s/ Douglas E. Coltharp
Date:  April 27, 1999         ___________________________________
                              Douglas E. Coltharp, Executive Vice
                              President and Chief Financial
                              Officer

                          EXHIBIT INDEX

       Exhibit
       Number                  Description                     Page
     ------------            ----------------                  ----
         23       Consent of Independent Accountants             6


Saks Incorporated Employee Stock Purchase Plan
Financial Statements
January 31, 1999 and 1998

Saks Incorporated EMPLOYEE STOCK PURCHASE PLAN

TABLE OF CONTENTS

                                                            Pages
Report of Independent Accountants                               1

Financial Statements:
  Statements of Net Assets Available for Plan Benefits
    as of January 31, 1999 and 1998                             2

  Statements of Changes in Net Assets Available for Plan
    Benefits for the years ended January 31, 1999, 1998,
    and 1997                                                    3

  Notes to Financial Statements                             4 - 5


Report of Independent Accountants

To the Board of Directors of Saks Incorporated

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits, present fairly, in all material respects, the net assets available for plan benefits of Saks Incorporated Employee Stock Purchase Plan at January 31, 1999 and 1998, and the related changes in net assets available for plan benefits for the three years ended January 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Pricewaterhouse Coopers LLP

April 19, 1999


Saks Incorporated Employee Stock Purchase Plan
Statements of Net Assets Available for Plan Benefits
January 31, 1999 and 1998

                                                1998        1997
                      ASSETS
Cash held by Saks Incorporated                      $4,548     $22,820
                                                  --------    --------
                                                    1,4548      22,820
                                                  --------    --------
               LIABILITIES
Due to participants                                      0      10,614
Due to terminated employees                         14,548      12,206
                                                  --------    --------
                                                    14,548      22,820
                                                  --------    --------
Net assets available for plan benefits            $      0    $      0
                                                  ========    ========

The accompanying notes are an integral part of these financial statements.


Saks Incorporated Employee Stock Purchase Plan
Statements of Changes in Net Assets Available for Plan Benefits for the years ended January 31, 1999, 1998, and 1997


                                              1998          1997       1996
                                             _______        ______    ______
Additions:
  Participant contributions                $1,803,908     $972,599   $263,458
                                           ----------    ---------   ---------
Deductions:
  Purchase of common stock                  1,803,908      961,985    261,545
  Excess contributions due to
    participants                                            10,614      1,913
                                           ----------    ---------   ---------
                                            1,803,908      972,599    263,458
                                           ----------    ---------   ---------
        Net change                                  0            0          0

Net assets available for plan benefits:
  Beginning of year                                 0            0          0
                                           ----------    ---------    --------
  End of year                                      $0           $0         $0
                                           ==========    =========    ========

The accompanying notes are an integral part of these financial statements.

Saks Incorporated Employee Stock Purchase Plan
Notes to Financial Statements

1. Summary of Significant Accounting Policies and Description of the Plan

     The following description of the Saks Incorporated Employee Stock Purchase Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan provides employees of Saks Incorporated and its Subsidiaries (the "Company", formerly Proffitt's, Inc.) an opportunity to purchase shares of common stock of the Company. The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended, and is therefore not subject to Federal and state income taxes. During the current year, and in connection with the merger of Proffitt's, Inc. and Saks Holdings, Inc., the Company changed its corporate name to Saks Incorporated. Accordingly, the Board of Directors elected to change the name of the Plan from the Proffitt's, Inc. Employee Stock Purchase Plan to the Saks Incorporated Employee Stock Purchase Plan.

     The total number of shares reserved for issuance under the Plan is 700,000, which was increased from 350,000 due to the recent stock split. The number of shares of common stock to be issued under the Plan and the period for which the option will remain outstanding (the "Option Period") are based on an annual determination by the Compensation Committee of the Company's Board of Directors. Option periods currently end on January 31 of each year. The price at which the stock may be purchased is 85% of the lesser of the closing price per share as listed on the New York Stock Exchange on the last business day preceding (i) the grant of the option, or (ii) the exercise of the option. The Plan purchased shares for an exercise price of $24.97, $15.41 and $18.59 per share for the years ended January 31, 1999, 1998 and 1997, respectively.

     Contributions - Eligible employees may elect annually to make after-tax contributions to the Plan through payroll deductions. Contributions are subject to limitations to be set annually by the Compensation Committee of the Company's Board of Directors. Each participant's account is credited with the participant's contributions. Participants are fully vested in their contributions. The contribution limitation was $2,400 for the years ended January 31, 1999, 1998 and 1997.

     Distribution of Stock - As soon as practicable after the purchase of stock by the Plan for its participants, the Company will deliver to each participant certificates representing the shares purchased on their account. In prior years, amounts remaining in participants' accounts representing fractional shares were returned to the participants in cash after completion of the purchase without interest. Effective January 30, 1998, the Board of Directors amended the Plan to allow the purchase of fractional shares.

     Administrative Expenses - The Company pays for all administrative expenses of the Plan.

     Income Taxes - Participants are not taxed upon receipt or exercise of options, but rather upon disposition of shares purchased under the Plan.

     Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting.

2.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to alter, suspend, amend or terminate the Plan. In the event of plan termination, the participants' rights to acquire stock would continue until the end of the current Option Period, at which time shares and cash due to terminated employees would be distributed and no further contributions would be accepted.